16 Wall Street, 2nd Floor
Madison, Connecticut 06443
203.482.5805 direct
info@accretivecapital.com
www.accretivecapital.com

An Open Letter to the Board of Directors of MCG Capital Corporation

May 18, 2015

Mr. Richard W. Neu
Chairman
MCG Capital Corporation
1001 19th Street North, 10th Floor
Arlington, VA 22209

Dear Ladies and Gentlemen of the MCG Capital Corporation Board:

As one of the largest owners of MCG Capital Corporation (“MCG”), holding approximately two million shares of MCG stock, Accretive Capital Partners commends the Board of Directors (the “Board”) for its value-creating steps taken on behalf of MCG shareholders during the past year.

We attribute much of MCG’s progress to the leadership of its Chairman, Rick Neu, whose impeccable integrity and tireless efforts to rebuild value at MCG have brought stability to the Company following a critical management change. Rick served as interim CEO from October 2011 through November 2012, initiated significant cost cuts, and instilled a culture of acting in shareholders’ best interests. Rick also put his own money where his mouth was, purchasing nearly $900,000 of MCG stock in the open market, and selflessly relinquished the CEO reins the moment he felt his job of stabilizing the business was completed—and without extracting an extraordinary bonus or extravagant stock options. For this, we thank you.

We also write to communicate to you our belief that the recent unsolicited offer from HC2 Holding, Inc. (“HC2”) may represent a superior offer to the publicly announced merger agreement with PennantPark Floating Rate Capital Ltd. (“PennantPark”). We encourage you to consider this alternative offer carefully, since you are asking us and our fellow shareholders to swap $116 million of cash, $50 million of seasoned and performing loans, and a $10 million net cash receivable in exchange for an $8 million cash payment and the equivalent of $167 million in PennantPark leveraged loans at book value. Meanwhile, the currency MCG shareholders are asked to accept, PennantPark’s stock, has traded at a discount to book value more than 90% of the time since it became publicly-traded in 2011.

March 18, 2015

On March 11, 2014, we urged the Board to take decisive action by implementing the following four initiatives to:

1.)	Remove the then current CEO from his position as CEO and Board member;
2.)	Initiate a Dutch auction tender offer to repurchase MCG shares;
3.)	Abandon plans to grow loan origination staff and, instead, focus on managing and monetizing portfolio assets to avoid additional losses; and
4.)	Begin a dialogue with potential buyers of the Company.

MCG has completed three of these four initiatives since that time, resulting in an attractive portfolio composed of 72% cash and equivalents, 28% performing loans, no debt, and a solid and stable net asset value (“NAV”) of $4.75/share. On February 9, 2015, the Board subsequently announced it was addressing the fourth and final initiative by exploring strategic alternatives to maximize stockholder value. Two offers to purchase MCG have emerged: the first was from PennantPark, announced on April 29, 2015; and the second came from HC2, announced on May 4, 2015. In taking this final and culminating fourth step to sell our company, the Board is at a critical juncture; it is absolutely imperative that the Board now usher shareholders across the finish-line without missteps.

We encourage the Board to consider the benefits of the HC2 offer with great care.
HC2 has proposed that MCG shareholders exchange shares for ownership in a diversified holding company with portfolio businesses well-positioned in their respective industries. HC2 includes ownership primarily in two businesses: Schuff International, a U.S. steel fabrication and erection contractor poised to capitalize on growth in the non-residential construction industry, with 2014 revenue of $526 million, and Global Marine Systems, one of the world’s largest specialist cable laying fleets and a pioneer in the subsea cable industry, having laid the first subsea cable in the 1850s, with 2014 revenue of $164 million. HC2's portfolio generates substantial cash flow, with pro-forma 2014 EBITDA of $69 million, while net debt stands at approximately $280 million or a manageable 4.1x multiple of EBITDA. HC2 trades at a fully-diluted enterprise value of approximately 0.8 times sales and 10.1 times EBITDA, based on the 2014 pro forma financial statements, and the company is not subject to management fees made to an external manager, as required under the PennantPark transaction. Moreover, HC2 has made an offer representing a 5.3% premium to MCG’s NAV (and to the PennantPark transaction value) of $5.00/share and utilizing HC2 stock as currency, which provides greater liquidity for MCG shareholders: The three-month average daily trading volume of HC2 stock is 133,000 shares, more than two-and-a-half times that of PennantPark’s stock. As such, we encourage the Board to consider the benefits of the HC2 offer with great care.

Alternatively, in the proposed transaction with PennantPark, shareholders are asked to exchange ownership of MCG assets (72% of which is net cash and equivalents), for a leveraged asset composed 100% of loans that have been made during an ultra-competitive and covenant-light lending environment and trade at a discount to book value. Furthermore, the average daily trading volume of PennantPark stock over the last three months is approximately 53,000 shares, equivalent to less than 20% of MCG's average trading volume over the same period. This limited trading volume will not provide MCG shareholders substantially enhanced liquidity.

March 18, 2015

We believe the benefits to PennantPark shareholders exceed those to MCG owners and that PennantPark should be inclined to pay materially more for MCG. In its last public offering on July 16, 2013, PennantPark was required to offer stock at a 2.7% discount to its trading price in order to raise only $62 million. Accounted for offering fees, the total discount for the new capital was over 6%. With the MCG merger, PennantPark accomplishes a “synthetic equity” raise of almost three times this amount, without any NAV dilution to PennantPark shareholders—never mind the fact that PennantPark cannot raise equity while its stock trades below NAV. We believe the value provided to PennantPark with this transaction is substantially greater than that being offered to MCG shareholders.

The Board has taken positive steps toward maximizing value for MCG shareholders thus far, and we appreciate its efforts in fulfilling its fiduciary duties entrusted by shareholders. With collective annual compensation exceeding $450,000, we trust the Board will follow the lead of its Chairman in this period of transition, by selflessly and responsibly completing the sale of MCG—irrespective of any continuing role as board members. We expect the Board to accept the truly superior offer for MCG in this final and momentous transaction.

Sincerely,

Richard E. Fearon, Jr.
Managing Partner